UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-28144

(Check One):	☐ Form 10-K and 10-KSB ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q and 10-QSB   ☐ Form N-SAR

For Period Ended:  June 30, 2006

Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.	REGISTRANT INFORMATION

Trimol Group, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1285 Avenue of the Americas, 35th Floor, New York, New York 10019

Address of Principal Executive Office

PART II.              RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

☒

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

☐

PART III.	NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to delays in receiving certain information necessary to complete the Company’s financial statements for the period ending June 30, 2006, the report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV.	OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jack Braverman, Chief Financial Officer (212) 554-4394

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

                (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

TRIMOL GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 14, 2006	By: /s/ Jack Braverman Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see U.S.C. 1001).